SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

STEREOVISION ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85914Q 20 7

(CUSIP Number)

Jack Honour

StereoVision Entertainment, Inc., 15452 Cabrieto Road, Suite 204, Van Nuys, California 91406

(310) 205-7998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 85914Q207
1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Theodore P. Botts
2. Check the Appropriate Box if a member of a Group (A) (See Instructions) (B)
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings if Required Pursuant to Item 2(d) or 2(e)
6. Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,160,642
8. Shared Voting Power 0
9. Sole Dispositive Power 2,160,642
10. Shares Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,642
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.82%
14. Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

    The statement relates to the Common Stock, $0.001 par value per share ("Common Stock") issued by StereoVision Entertainment, Inc., a Nevada Corporation (the "Company"), whose is located at 56 Dingletown Road, Greenwich, Connecticut 06830.

Item 2.     Identity and Background.

    This statement is filed by Theodore Botts, an individual ("Reporting Person"), whose principal offices are located at 15452 Cabrieto Road, Suite 204, Van Nuys, California 91406.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 2,160,642 shares of the Company's stock in exchange for services rendered to the Company.

Item 4.     Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

Item 5.     Interest in Securities of the Issuer.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 2,160,642 shares of the Company's common stock, comprising 11.82% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 18,723,337 shares of Common Stock of the Company stated by the Company as issued and outstanding as of February 27, 2007. The Reporting Person has sole voting and dispositive powers with respect to 2,160,642 shares of Common Stock. The Reporting Person has not effected other transactions in the shares of the common stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to

                 Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

/s/ Theodore P. Botts

Theodore P. Botts